
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 6, 2011

<u>Via E-mail</u>
Mr. Michael S. Shanahan
Chief Financial Officer
Speedemissions, Inc.
1015 Tyrone Road, Suite 220
Tyrone, Georgia 30290

      Re: Speedemissions, Inc.
              Form 10-K for the year ended December 31, 2010
              Filed March 31, 2011
              File No. 000-49688

Dear Mr. Shanahan:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K for the year ended December 31, 2010</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15</u>
<u>Critical Accounting Policies, page 18</u>

1. We refer to comment 11 of our prior letter dated June 17, 2009 and the company's response dated June 29, 2009 in which you agreed to provide more robust disclosure concerning your critical accounting policy related to goodwill. As originally requested, we believe your disclosure should include a discussion of why the valuation of goodwill is critical and how any changes in the estimates surrounding this accounting policy may affect your financial statements. Please revise your critical accounting policies section in future annual reports to

provide a more robust discussion around the valuation of goodwill, which addresses the following areas:

- Types of assumptions underlying the most significant and subjective estimates;
- Sensitivity of those estimates to deviations of actual results from management's assumptions; and
- Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72). Your revised disclosure should be consistent with the disclosure in amendment 7 to Form S-1 filed on August 20, 2009.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2011

Consolidated Balance Sheets, page 4

2. We note from your statement of operations that sales continued to decline during 2011. We also note from the discussion provided in MD&A that this decline is partially attributable to same store sales decreases. Given the significant decline in the company's sales levels during 2011 and the resultant impact on the company's income from operations and net loss for the period, please tell us and revise your critical accounting policies disclosures to indicate whether an updated impairment analysis with respect to the company's goodwill was performed by the company at September 30, 2011 pursuant to the guidance in ASC 350-20-35-30. If not, please explain whether the company's actual results for the nine months ended September 30, 2011 are in line with the company's expectations and with the projections used in the company's most recently completed impairment analysis at December 31, 2010. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief